UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2022

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The Board of Directors, on recommendation of Nomination and Remuneration Committee of the Company, on June 21, 2022, have considered and approved the re-appointment of Mr. Akhilesh Joshi (DIN: 01920024) as Non-Executive Independent Director on the Board of the Company for a 2nd and final term of 2 years effective from July 01, 2022 to June 30, 2024, subject to approval of the shareholders at the ensuing Annual General Meeting.

Mr. Akhilesh Joshi is a first-class mine manager, who began his career at HZL in 1976 and was appointed as COO and Whole-time Director in the period between 2008-2012. Further, he took over as HZL’s CEO and Whole-time Director in the period between 2012-2015. He was designated as President of Vedanta’s Global Zinc Business during 2015-2016. He is the recipient of National Mineral Award 2006, by Govt. of India for his outstanding contribution in Mining Technology and Business Today Best CEO Award (Core Sector) 2013. Mr. Joshi serves on the Boards of Companies like Hindustan Zinc Limited, Rajasthan State Mines and Minerals Ltd, Ferro Alloys Corporation Limited, Facor Power Limited, Wolkem Industries Limited and Wolkem India Limited.

Mr. Joshi is not related inter-se in terms of Section 2(77) of the Companies Act, 2013 read with Rule 4 of The Companies (Specification of definition details) Rules, 2014 with any of the Directors of the Company.

Also, in compliance with SEBI Regulations, this is to confirm that Mr. Joshi has not been debarred from holding office of director by virtue of any SEBI order or any other authority.

We request you to kindly take the above information on record

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2022		VEDANTA LIMITED
	By:	/s/ Prerna Halwasiya
	Name:	Prerna Halwasiya
	Title:	Company Secretary & Compliance Officer